Jeremy D. Franklin Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

February 19, 2021

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Certain Financial Reports of the TIAA-CREF Funds (File Nos. 333-
76651 and 811-09301)

Dear Mr. Ellington:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are responding to certain comments received from you telephonically on January 22, 2021 based on your review of the Annual Reports (collectively, the “Reports”) for the TIAA-CREF Equity Funds, Equity Index Funds and International Fixed-Income Funds (collectively, the “Funds”).

You asked us to respond to these comments via a correspondence filing on EDGAR within 30 days of receipt of the comments. Set forth below are responses to the staff’s comments on these Reports.

1.                   With respect to the Summary Portfolio of Investments for each Fund, please disclose the end of period interest rate for money market funds that the Funds are investing in as required by Article 12-12 footnote 4 of Regulation S-X.

The Registrant will adopt this disclosure in future reports.

2.                   With respect to the Summary Portfolio of Investments for each Fund, please disclose the expiration date of any rights or warrants, if applicable.

The Registrant will adopt this disclosure in future reports.

3.                   With respect to the Summary Portfolio of Investments for each Fund, if any written options are over-the-counter (“OTC”) derivatives, please disclose the counterparty as required by Article 12-13 of Regulation S-X.

The Registrant respectfully notes that OTC options are not common in any Fund portfolio. However, when they are present, the counterparty is disclosed.

Kenneth Ellington February 19, 2021 Page 2

4.                   With respect to Note 3–valuation of investments in the Notes to Financial Statements for the TIAA-CREF International Fixed-Income Funds, please disclose the reasons for the transfers into or out of Level 3 of the fair value hierarchy during the period (see ASC 820-10-50-2(c)(3)).

The Registrant will disclose reasons for Level 3 transfers in future reports.

5.                   The TIAA-CREF Emerging Markets Equity Fund and TIAA-CREF Emerging Markets Equity Index Fund each have greater than 25% of their respective net assets invested in China as of October 31, 2020. Additionally, the TIAA-CREF Quant International Equity Fund and TIAA-CREF International Equity Index Fund each have greater than 25% of their respective net assets invested in Japan, while the TIAA-CREF Social Choice International Equity Fund invests significantly in Japan. However, the most recent prospectus for each Fund does not include disclosure of the strategies and risks related to investing in China or Japan, as applicable. Please include a specific strategy and risk for investing in China or Japan, as applicable, or explain why investing in China or Japan, as applicable, has not been included as a principal strategy and principal risk of the Funds.

With respect to each of the Funds referenced above (except the TIAA-CREF Quant International Equity Fund, which liquidated in December 2020), as part of the next annual update, which is expected to become effective on or about March 1, 2021, the Registrant will be including in the “Foreign Investment Risk” disclosure pursuant to Item 4(b) of Form N-1A disclosure noting that the Fund has a particularly significant percentage of its assets invested in companies located in China or Japan, as applicable, although this may change over time. In the Funds’ principal risk disclosures pursuant to Item 9(c) of Form N-1A, as subsidiary risks to the “Foreign Investment Risk” disclosure, the Registrant will be including the following disclosures:

Risks of Investing in China—The [] Fund currently invests a particularly significant portion of its assets in companies located in China, although this may change over time. There are special risks associated with investments in China, including exposure to currency fluctuations, limited access to securities, potentially widespread trading suspensions and government interventions on Chinese-listed issuers, expropriation, confiscatory taxation, nationalization and exchange control regulations (including currency blockage). These risks are heightened by the underdeveloped state of China’s investment and banking systems in general; inflation and rapid fluctuations in inflation and interest rates have had, and may continue to have, negative effects on the economy and securities markets of China. Certain securities issued by companies located or operating in China, such as China A-shares, are subject to trading restrictions, and quota limitations. Additionally, developing countries, such as China, may have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information relating to Chinese issuers. In addition, the standards for environmental, social and corporate governance matters in China tend to be lower than such standards in more developed economies. For more information on the risks associated with investment in companies located in China, please see the Fund’s SAI.

Risks of Investing in Japan—The [] Fund currently invests a particularly significant portion of its assets in companies located in Japan, although this may change over time. There are special risks associated with investments in Japan, including exposure to currency fluctuations, government debt, aging and shrinking of the population, an uncertain financial sector, economic,

Kenneth Ellington February 19, 2021 Page 3

political or social instability, low domestic consumption, natural disasters and certain corporate structural weaknesses. For more information on the risks associated with investment in companies located in Japan, please see the Fund’s SAI.

With respect to principal strategy disclosure, the Registrant respectfully notes that while the Funds currently have a significant percentage of their assets invested in companies located in China or Japan, as applicable, the Funds do not have a principal strategy to do so. For the actively-managed Funds, a Fund’s country exposures are generally driven by the stock selection decisions of the Funds’ investment adviser, and for the index Funds, the exposures are a function of a Fund attempting to track its benchmark index. Further, the Registrant believes that the principal risk disclosures noted above serve to inform the Funds’ shareholders of the Funds’ exposures to China or Japan, as applicable, and the risks of such exposures. Therefore, the Registrant respectfully declines to add principal strategy disclosure for the Funds related to investments in China or Japan.

* * * *

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc:	Rachael Zufall, Managing Director & Associate General Counsel
John Cheshire, Vice President Financial Reporting, Fund Administration